UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K/A

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Explanatory Note

This Form 6-K/A amends “Announcement on Cancellation of Shares” furnished on Form 6-K by Shinhan Financial Group (“SFG”) on July 23, 2026.

This amendment is to update and correct ‘1. Class and Number of Shares to be Cancelled,’ ‘4. Estimated Amount to be Cancelled,’ ‘5. Scheduled Period of Acquisition of Treasury Shares for Cancellation,’ and ‘7. Scheduled Date of Cancellation’ following the completion of SFG’s share repurchase program on October 20, 2026. All other information in the announcement dated July 23, 2026 remains unchanged.

1. Class and Number of Shares to be Cancelled	Common shares	6,538,516
4. Estimated Amount to be Cancelled		KRW 699,999,943,850
5. Scheduled Period of Acquisition of Treasury Shares for Cancellation	From To	July 31, 2026 October 20, 2026
7. Scheduled Date of Cancellation	November 4, 2026

9. Other considerations:

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The cancellation of 6,538,515 shares of treasury stock acquired within the limits of distributable profits, as resolved by the Board of Directors on July 23, 2026, constitutes a cancellation of shares pursuant to the proviso to Article 343(1) of the Korean Commercial Act. As these treasury shares were acquired within the limits of distributable profits, the total number of issued shares (common stock) will decrease, but there will be no reduction in the paid-in capital of Shinhan Financial Group. For further details regarding the acquisition of treasury shares, please refer to the disclosure titled “Report on Results of Treasury Share Acquisition” filed on October 20, 2026.

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The above “1. Class and Number of Shares to be Cancelled - Common Stock (Shares)” includes 6,538,515 shares acquired pursuant to the resolution of the Board of Directors on July 23, 2026, as well as one additional treasury share acquired in respect of a fractional share and already held by the Company, the cancellation of which was also resolved by the same Board.

The above “4. Estimated Amount to be Cancelled (KRW)” is based on the current book value of the shares to be cancelled as of the disclosure filing date.

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The above “5. Scheduled Period of Acquisition of Treasury Shares for Cancellation” refers to the settlement date of the final treasury share acquisition transaction.

The above “7. Scheduled Date of Cancellation” may change depending on discussions with the relevant institutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: October 20, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer